ORRICK, HERRINGTON & SUTCLIFFE LLP
1000 Marsh Road
Menlo Park, CA 94025
Tel (650) 614-7400
Fax (650) 614-7401
WWW.ORRICK.COM
February 18, 2009
VIA EDGAR AND OVERNIGHT MAIL
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	SINA Corporation (the “Company” or “SINA”)
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed June 30, 2008
File no. 0-30698
Dear Ms. Collins:
This letter is in response to your letter dated February 4, 2009, which sets forth the Staff’s supplemental comments regarding the Form 20-F for the Fiscal Year Ended December 31, 2007 of SINA Corporation (the “Original Form 20-F”).
Please note that the Staff’s comments are in bold, with the numbers corresponding to those set forth in your letter, followed by the Company’s response.
CONFIDENTIAL TREATMENT REQUEST
We have submitted a request for confidential treatment under Rule 83 simultaneously with this letter. In addition, we hereby request, pursuant to 17 C.F.R. 200.83 (“Rule 83”) that portions of the Company’s response to comment 2 be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information of the Company. In accordance with Rule 83(d)(1), if any person (including any governmental employee who is not an employee of the Securities and Exchange Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone David C. Lee, Esq. of Orrick, Herrington & Sutcliffe LLP rather than rely upon the United States mail for such notice. The address and telephone number for Mr. Lee, the responsible representative, is as follows:

David C. Lee, Esq.
Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, California 94025
Telephone: (650) 614-7653
Facsimile: (650) 614-7401
1.	We note your response to our prior comment 2 and your proposed revised disclosures with regards to your “Overview” discussion in MD&A. In comment 3 to the Staff’s letter dated October 31, 2008 we asked that you expand this section to identify the factors that your Company’s executives focus on in evaluating financial condition and operating performance; including any known trends and expansion plans that are expected to have a material effects on your operations; and address the material risks and challenges facing your company and how management is dealing with these issues. The disclosures proposed in the fourth paragraph under the “Overview” discussion continues to be overly vague and does not appropriately address the Staff’s prior comments. Please tell us how you intend to expand this discussion in your December 31, 2008 Form 20-F to more clearly address the opportunities, challenges and risks facing the Company in both the short and long term, as well as the actions management is taking to address these opportunities, challenges and risks pursuant to Section III.B.3 of SEC Release No. 33-8350.
The Staff’s comment is noted. The Company is proposing to expand the “Overview” section as set forth below in the Company’s Form 20-F filing for the Fiscal Year Ended December 31, 2008 (the “Next Form 20-F Filing”) (information for fiscal 2007 is used below for illustrative purposes only and will be updated for fiscal 2008 in the Next Form 20-F Filing):
Overview
     We are an online media company and value-added information services provider in China and the global Chinese communities. Advertising and MVAS are currently the major sources of our revenues, and we derive the majority of these revenues from our operations in China. We expect these trends to continue in the near term.
     Our advertising business in China has been robust in recent years because of a strong local economy, growth in Internet users and a shift of advertising budgets from traditional media to online media. We expect these trends to continue. Factors affecting our future growth include:
•	Our ability to increase awareness of our brand and continue to build user loyalty;

•	Our ability to attract a larger audience to our network; and

•	Our ability to attract new advertisers and increase the average spending of our existing advertisers.
     We view online advertising as our core business and have invested in the development of new products and product enhancements, such as blog, video podcasting and email. In order to grow our user base, we expect to continue to invest in new and innovative products as well as expand the content and services on our network and seek opportunities to secure premium content. The success of our advertising business has depended on our ability to increase awareness of our brand to both users and advertisers. We expect to seek ways to improve the awareness and influence of our brand in the China marketplace in the near future.

     We use key financial metrics to monitor our advertising business, such as the number of advertisers, the average revenue per advertising customer and the contribution of revenues by advertisers’ industry sector.
     Our advertising business has grown rapidly in the last few years. Our ability to continue to grow our advertising business will depend on our ability to react to challenges and risks, including:
•	increased competition and potential downward pressure on online advertising prices and limitations on web page space;

•	the change in government policy that would curtail or restrict our online advertising services;

•	the maintenance and enhancement of our brands in a cost effective manner;

•	development and retention of a large base of users possessing demographic characteristics attractive to advertisers; and

•	the consolidation of advertising agencies leading to increased bargaining power of larger advertising agencies.
     In the MVAS space, we saw our business deteriorate from a year ago, resulting mainly from changes in operator policies. Given the relative uncertain operating environment of the MVAS business in China, we took measures in 2007 to control costs. We expect to continue our cost containment initiatives and limit our investments in our MVAS business until we see changes in the revenue trend. We expect policy changes from operators to continue to be a key risk for our MVAS business in the near future. Our ability to cope with these sudden operator policy changes and stabilize our MVAS revenues is dependent on our ability to quickly react with new services or through new channels that meet the requirements of the new policies and are accepted by the market. The changing operator policies coupled with the fierce competition in the MVAS space have caused our MVAS business to experience declining gross margins in recent years. We expect this trend to continue in the near future.
     As of December 31, 2007 and 2006, we have accumulated earnings of $123.7 million and $66.0 million, respectively. We have funded our operations and capital expenditures primarily using the net proceeds raised through the sale of preference shares prior to our initial public offering and the sale through our ordinary shares in the initial public offering and cash generated from operations. We raised additional capital through the issuance of zero-coupon, convertible, subordinated notes in July 2003. We intend to continue our investment in the development and enhancement of our products, content and services, as well as investment in sales and marketing. If we are unable to generate sufficient net income from our operations in the future, we may have to finance our operations from the current funds available or seek equity or debt financing.
2.	We note your response to our prior comment 3 and the disclosures you propose to include in your future “net revenues” discussion. In our prior comment 3, the Staff asked how you considered including a discussion of the impact that sales rebates have had on your historical advertising revenues. In this regard, we note from the roll forward information provided in your December 19, 2008 response letter that the provision for sales rebates were 11.7% and 8.7% of net revenues in fiscal 2008 and 2007, respectively. Tell us how you considered including a discussion of the rebate provisions and their impact on your advertising business in your “net revenue” disclosures for each period presented. Further, the proposed disclosures provided in your response appear to address potential trends and challenges in the advertising industry. Tell us your consideration to include these disclosures as part of your “Overview” discussion instead.

CONFIDENTIAL TREATMENT REQUESTED BY SINA CORPORATION
In light of the Staff’s comment regarding the percentage of net revenues, the Company reexamined the roll forward information presented to the Staff in the Company’s first response letter dated December 19, 2008 (the “First Response Letter”) and discovered inadvertent errors in the First Response Letter, as set forth below:
Response 17 in the First Response Letter:

	December 31,
	2007	2006
	(In thousands)
Balance at beginning of year	$8,454	$5,623
Charge to revenues	[***]	[***]
Paid	[***]	[***]
Balance at end of year	$11,777	$8,454

Corrected actual figures:

	December 31,
	2007	2006
	(In thousands)
Balance at beginning of year	$8,454	$5,623
Charge to revenues	[***]	[***]
Paid	[***]	[***]
Balance at end of year	$11,777	$8,454

The Company considered the impact that sales rebates have had on the Company’s historical advertising revenues and concluded that as a percentage of advertising revenues, sales rebates have not changed materially from 2006 to 2007, i.e., both are approximately [***]%. Similarly, the Company has not included a discussion of the sales rebates in its advertising business in the “Overview” section because, although there is a risk of the consolidation of advertising agencies leading to increased bargaining power of larger advertising agencies, the percentages from year to year have been relatively consistent, as evidenced by the revised roll forward calculation. For these reasons, the Company does not believe that the disclosure of this highly competitively sensitive information is necessary for the protection of investors. In future filings, the Company will address the effect of sales rebates in its Overview and Net Revenues discussions to the extent they are a material component in the year to year change and will disclose potential trends and challenges posed by sales rebates if any material trend develops.
3.	We note your response to our prior comment 5 along with your response to comment 13 to the Staff’s letter dated October 31, 2008 regarding the factors considered in determining that revenues should be recognized on a gross basis for certain MVAS contracts. Please revise your disclosures in future filings, to more clearly address how you considered the various factors outlined in EITF 99-19 in accounting for such arrangements. Also, expand your disclosures to better explain the differences between those MVAS arrangements accounted for on a gross basis and those accounted for on a net basis.
The Staff’s comment is noted, and the Company will more clearly address in the Next Form 20-F Filing how it considered the various factors outlined in EITF 99-19 in determining that revenues should be

[***]	Confidential Treatment Requested by SINA Corporation

recognized on a gross basis for certain MVAS contracts consistent with the explanation in the Company’s previous response to the Staff’s prior comment 5.
4.	We note your response to our prior comment 2 and your proposed disclosures with regards to the evaluation of disclosure controls and procedures. As indicated in prior comment 11 to the Staff’s letter dated October 31, 2008, if the Company chooses to cite the definition of disclosure controls and procedures in your effectiveness conclusion, then you must recite the entire definition. In this regard, you would need to expand your proposed disclosures to indicate, if true that your officers concluded the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act. Rule 13a-15(e).
The Staff’s comment is noted, and the Company is proposing to make the following disclosure in its Next Form 20-F Filing:
     We carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective.
5.	We note your response to our prior comments 7 and 8. However, we continue to believe that the exhibits should be tiled as part of the loran 20-F for the fiscal year ended December 31, 2007. Please amend your filing to include the schedule of contracts setting forth the material details of the agreements relating to the control of the variable interest entities. Please also file the pledge agreement with the Company’s employee shareholders of the VIES.
The Staff’s comment is noted, and the Company will submit for filing, promptly following the clearance of all Staff comments on the Company’s Form 20-F for the Fiscal Year Ended December 31, 2007, an Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2007 solely to file as exhibits (i) the schedule of contracts setting forth the material details of the agreements relating to the control of the variable interest entities and (ii) the form of pledge agreement with the Company’s employee shareholders of the VIES.
* * * * *
Should you have any questions or additional comments concerning the foregoing, please contact me at (650) 614-7386 or David C. Lee at (650) 614-7653 or by facsimile at (650) 614-7401. Thank you.

Sincerely,
/s/ Jerome J. Ku
Jerome J. Ku

cc:	Kari Jin (SEC)
Jan Woo (SEC)
Jay Ingram (SEC)
Charles Chao (SINA Corporation)
Herman Yu (SINA Corporation)
David C. Lee (Orrick)

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